LAIDLAW & COMPANY (UK) LTD.

546 Fifth Avenue                                                      41 Dover Street
New York, NY 10036                                           W1S 4NS London

 * Member FINRA, SIPC*
*Incorporated in England & Wales: Company No. 3870324*

December 17, 2014

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, DC 20549

Re:	Acceleration Request for Medovex, Inc. Registration Statement on Form S-1 File No. 333-198621
Requested Date: December 18, 2014 Requested Time: 4:15 p.m., Washington, D.C. time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, hereby joins Medovex, Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-198621) (the “Registration Statement”) to become effective at 4:15 p.m. (Washington, D.C. time) on Thursday, December 18, 2014, or as soon as practicable thereafter.

Pursuant to Rule 418(a)(7) and Rule 460 under the Act, please be advised that from December 15, 2014 through the date hereof, the undersigned firm effected the distribution of approximately 250 copies of the preliminary prospectus dated December 9, 2014 to 1 underwriter and 150 registered persons, and others.

The undersigned advise that they have complied with, and will continue to comply with, the requirement of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

LAIDLAW & COMPANY (UK) LTD.

By: /s/ Hugh Regan
Name: Hugh Regan
Title: Executive Director